Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

NOVA Chemicals Reports 2013 Third Quarter Results
For immediate release, Thursday, October 31, 2013, Calgary, Alberta, Canada

Profit Growth Quarter-over-quarter and Year-to-date
Third Quarter 2013 Results
For the third quarter of 2013, we generated profit of $120 million compared to profit of $104 million for the third quarter of 2012. The quarter-over-quarter increase was primarily due to increased operating profit in the Polyethylene segment, offset by decreases in operating profit in the Joffre Olefins and Corunna Olefins segments. For the nine months ended September 30, 2013, we generated profit of $506 million, compared to profit of $478 million for the nine months ended September 30, 2012. The year-over-year increase was primarily due to increased operating profit in the Corunna Olefins and Polyethylene segments, partially offset by lower operating profit in the Joffre Olefins segment.
The Olefins/Polyolefins business unit generated $245 million of operating profit in the third quarter of 2013, compared to operating profit of $222 million in the third quarter of 2012. The increase for the third quarter of 2013 was primarily due to higher margins and sales volumes in the Polyethylene segment, offset somewhat by lower margins in the Joffre Olefins and Corunna Olefins segments. For the nine months ended September 30, 2013, the business unit generated operating profit of $909 million compared to operating profit of $865 million for the nine months ended September 30, 2012. The increase was primarily due to higher margins in the Corunna Olefins and Polyethylene segments, and increased sales volumes in the Polyethylene segment, partially offset by lower margins in the Joffre Olefins segment.
The Performance Styrenics segment generated operating profit from continuing operations of $2 million in the third quarter of both 2013 and 2012. For the nine months ended September 30, 2013, the segment generated operating profit from continuing operations of $2 million compared to $7 million for the nine months ended September 30, 2012. The year-over-year decline was primarily due to higher operating costs that were somewhat offset by higher margins.
Highlights
On July 30, 2013, we closed our offering of $500 million 5.25% senior notes due 2023. The net proceeds of the offering were used primarily to purchase or redeem all of our $350 million 8.375% senior notes due 2016 and pay related transaction fees and expenses. The remainder was used for general corporate purposes.
Financial Highlights
These highlights should be read in conjunction with our unaudited interim consolidated financial statements as of and for the three and nine months ended September 30, 2013 and our audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2012 contained in our annual report on Form 20-F. On January 1, 2013, we adopted certain new and amended International Financial Reporting Standards ("IFRS"), which were required to be applied retrospectively. Refer to Note 2 of our unaudited interim condensed consolidated financial statements as of and for the three and nine ended September 30, 2013 for details of the new and amended IFRSs and impacts to our consolidated financial statements.

	Three Months Ended		Nine Months Ended
(millions of U.S. dollars)	September 30 2013	September 30 2012	September 30 2013	September 30 2012
		Restated (1)		Restated (1)
Revenue	$1,263	$1,189	$3,884	$3,951

Operating profit from the businesses from continuing operations	$247	$224	$911	$872
Corporate costs	(40)	(33)	(127)	(108)
Operating profit from continuing operations	$207	$191	$784	$764

Profit for the period	$120	$104	$506	$478

Cash provided by operating activities	$221	$264	$638	$896

(1)	Restated for new and amended IFRSs adopted January 1, 2013.

NOVA Chemicals' 2013 third quarter earnings report can be viewed on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals' website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Thursday, October 31, 2013 at 11:30 a.m. ET (9:30 a.m. MT). The dial-in number for this call is (416) 340-8061 (passcode 4171853) and the replay number is (905) 694-9451 (passcode 4171853). The call is available on the internet at http://www.novachem.com/pages/financials-investor/financials-investor.aspx.

Media and Investor inquiries, please contact:
Pace Markowitz
Director, Communications
Tel: 412.490.4952
E-mail: Pace.Markowitz@novachem.com

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of International Petroleum Investment Company (“IPIC”) of the Emirate of Abu Dhabi, United Arab Emirates.

is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

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